Monthly Report - June, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $     (38,920,468)     (20,406,126)
Change in unrealized gain (loss) on open           25,848,694        (247,228)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              10,291           15,739
      obligations
   Change in unrealized gain (loss) from U.S.        (32,764)         (32,980)
      Treasury obligations
Interest Income 			               58,547          399,426
Foreign exchange gain (loss) on margin
   deposits     				     (158,728)        (392,401)
				                 ------------    -------------
Total: Income 				         (13,194,428)     (20,663,570)

Expenses:
   Brokerage commissions 		            1,973,603       13,657,960
   Management fee 			               48,729          328,174
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	               21,936           48,254
   Administrative expense 	       	              138,228          863,309
					         ------------    -------------
Total: Expenses 		                    2,182,496       14,897,697
Net Income(Loss)			   $     (15,376,924)     (35,561,267)
for June, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (397,015.684    $     9,082,010    395,163,106    404,245,116
units) at May 31, 2013
Addition of 		 	              0      1,579,986      1,579,986
1,429.187 units on June 1, 2013
Redemption of 		 	              0   (13,423,045)   (13,423,045)
(13,592.611) units on  June 30, 2013*
Net Income (Loss)               $     (302,746)   (15,074,178)   (15,376,924)
for June, 2013
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2013
(384,970.284 units inclusive
of 118.024 additional units) 	      8,779,264    368,245,869    377,025,133
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2013 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (3.85)% 	 (8.72)%  $      968.75	  358,703.621 $   347,495,295
Series 2     (3.51)% 	 (6.79)%  $    1,110.52	      165.774 $       184,095
Series 3     (3.49)% 	 (6.67)%  $    1,119.26	   24,227.534 $    27,116,873
Series 4     (3.33)% 	 (5.73)%  $    1,189.77	    1,873.355 $     2,228,870

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			July 10, 2013
Dear Investor:


The Trust suffered a loss in June as concerns about an earlier than expected Federal Reserve exit from its Quantitative Easing program, and about slowing Chinese growth amid a credit squeeze sanctioned by China's
Central Bank, roiled global markets. Losses from trading financial futures and currency markets outweighed gains from trading commodities.

The chance, however small, of a downshift in the Federal Reserve's easy money policy led to further increase in interest rates. Consequently, long positions in German, French, Italian, Australian and British notes and bonds produced losses and were reduced. Trading of short-term German, U.S., and British, interest rate futures was also fractionally negative.
On the other hand, short positions in U.S. note and bond futures were were slightly positive.

Higher interest rates and worries about slower Chinese growth prompted an equity selloff, leading to losses on long equity futures positions.
Losses were widespread, including Dutch, French, German, Swedish, Italian, British, South African, Canadian, Japanese, Taiwanese and U.S. indices. Meanwhile, a short Korean equity futures trade was profitable.

Currency trading was marginally unprofitable. Long dollar trades versus the currencies of India, Australia, Brazil, Canada, Chile, Colombia, Indonesia and Turkey were profitable. On the other hand, long dollar positions relative to the pound sterling, yen, Swiss franc, Norwegian krone, and South African rand were unprofitable, as were short dollar trades against the euro, New Zealand dollar, Polish zloty and Swedish krone. A short Swiss franc/ long Norway and a short yen/ long Aussie trade were also unprofitable.

Commodity trading was profitable. Short positions in gold, silver, platinum, aluminum, copper, nickel, zinc and tin produced profits that far outdistanced minor losses on long lead and palladium trades. Profits from short positions in coffee, soybean oil and wheat outweighed losses from trading corn, soybeans, cotton and livestock. Energy trading was fractionally negative due to losses from short crude oil and heating oil positions and trading of natural gas.



   			 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman